[Letterhead of First Solar, Inc.]
October 25, 2006
BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Russell Mancuso
Re:	First Solar, Inc. Form S-1, Amendment No. 3 File No. 333-135574 Filed October 10, 2006
Dear Mr. Mancuso:
      Set forth below are the responses of First Solar, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 4 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2006 (“Amendment No. 3”).
      For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. The page numbers in the bold headings refer to pages in Amendment No. 3 filed on October 10, 2006. The page numbers in the responses of the Company refer to pages in the Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.
      We are sending you by messenger hard copies of the Amendment (clean and marked) and the supplemental information described in this Response Letter.
Summary, page 1
1.	We note your response to prior comment 1; however, the forepart of your prospectus should use concrete, everyday words — not created proper nouns. Therefore, we reissue the last sentence of prior comment 1.

Based on the Staff’s guidance, throughout the Amendment, we have changed the proper nouns “Base Plant”, “Ohio Expansion” and “German Plant” to “base plant”, “Ohio expansion” and “German plant”, respectively.

2.	It is unclear how you addressed the concerns in the Staff Legal Bulletin comments cited in prior comment 2. For example, it is unclear why details like the specific cost per watt and the specific wattage of the California agreement are necessary and appropriate for a prospectus summary. Also, although the Staff Legal Bulletin contemplates that, in some circumstances, it might be appropriate to include strengths and strategies in the prospectus summary, it also suggests one-sentence bullet lists to minimize unnecessary detail. Therefore, we reissue the comment.

Revisions have been made to pages 2 and 3 of the Amendment in response to the Staff’s comment. For your convenience, we have furnished supplementally a blackline showing all changes made in response to the Staff’s comment from the initial filing of the Registration Statement on June 30, 2006 to the

Amendment. We have also furnished supplementally a second blackline showing the differences between the prospectus summary and the business section.
Use of Proceeds, page 21
3.	While addressing prior comment 5, you removed the disclosure that the creditor is a related party. Please include that disclosure, briefly indicating the nature of the creditor’s relationship to you.

Revisions have been made to page 21 of the Amendment in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Debt and Credit Sources, page 46
4.	Revise to define, in greater detail, the financial and other covenants that you are required to maintain under your credit facility. Our concern is that the reader is unable to determine the degree to which you were not in compliance with these covenants.

Revisions have been made to page 48 of the Amendment in response to the Staff’s comment.
Executive Compensation, page 70
5.	When you provide the noted information, we will evaluate your response to prior comment 8 as well as your responses to prior comments 16 and 18.

Revisions have been made to pages 78 of the Amendment in response to the Staff’s comment with respect to disclosure of the terms of the option grants. We respectfully acknowledge the remainder of the Staff’s comment and will provide the information in a subsequent filing.
Fiscal Year-End Option Values, page 71
6.	We note your revisions in response to prior comment 9. Please
•	tell us the authority you relied on to determine that your method of calculating the value was appropriate for this purpose;

•	tell us what consideration you gave to the related guidance in paragraph J.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations; and

•	with a view toward disclosure, show us your calculations supporting the disclosed amounts, including all assumptions.
Revisions have been made to page 73 of the Amendment in response to the Staff’s comment and after giving consideration to Item 402 of Regulation S-K and paragraph J.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. In accordance with these authorities, and given that these grants where made prior to the establishment of a trading market for our common stock, we will calculate the value using the initial public offering price in lieu of the fair market value at the grant date. We will include the estimated value in the subsequent filing that includes the price range, calculated using the midpoint of the price range. After the initial public offering price has been determined, we will update the disclosure in our 424(b)(1) prospectus, to calculate the value using the initial public offering price. After giving effect to the revisions in the Amendment that are described in this response, we respectfully submit that we do not believe the third bullet in the Staff’s comment still applies, given our use of the initial public offering price method of valuation.

Principal and Selling Stockholders, page 74
7.	We note your revisions in response to prior comment 11. However:
•	The beneficial ownership table should include a separate row for each executive officer named in your summary compensation table — including prior executive officers named in your summary compensation table. See Regulation S-K Item 403(b).

•	Your disclosure of aggregate ownership — the last row in your table — does not include individuals who are not currently directors or executive officers.
Revisions have been made to page 82 of the Amendment in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 76
Related Party Equity Contributions, page 76
8.	Refer to prior comment 15 and your response. Disclose the number of shares issued or attributed to JWMA for each transaction discussed in the second and third sentences.

Revisions have been made to page 83 of the Amendment in response to the Staff’s comment.
Note 2. Summary of Significant Accounting Policies, page F-7
Revenue recognition, page F-9
9.	Please refer to prior comment 19. Revise to quantify the effect on net sales for the period as a result of the change in terms of your sales contracts.

Revisions have been made to page F-9 of the Amendment in response to the Staff’s comment.
Note 10. Stock Options, page F-18
10.	Please refer to prior comment 21. We note that you have not disclosed an estimated offering price. We are deferring final evaluation until the estimated offering price is specified.

We respectfully acknowledge that the Staff is deferring final evaluation until we provide an estimated offering price.
Exhibits
11.	We note your reference to Appendix E in response 24. However, that appendix does not appear to govern the return of the deposited amounts and the stated interest mentioned in the last paragraph of Note 5 on page F-14. Please reconcile.

In response to the Staff’s comment, we have filed the requested document as Exhibit 10.18.

      We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as possible. Please do not hesitate to contact our attorneys at Cravath, Swaine & Moore LLP, specifically John T. Gaffney (212) 474-1122 or Richard T. Hossfeld (212) 474-1208, if you have any questions regarding this submission.

Sincerely,
/s/ Jens Meyerhoff
Jens Meyerhoff
Chief Financial Officer

CC:	Alan Morris Kevin Kuhar Angela Crane